Exhibit (a)(5)(c)

Covidien Completes Acquisition of Power Medical Interventions Inc.

DUBLIN, Ireland – September 8, 2009 – Covidien (NYSE: COV), a leading global provider of healthcare products, today announced that it has completed the previously announced acquisition of Power Medical Interventions Inc. (PMI) for an aggregate consideration of approximately $65 million, including assumption of debt.

The tender offer expired at 12:00 midnight ET, at the end of September 4, 2009. At that time, the depositary for the offer advised Covidien that 15,210,583 shares of PMI had been validly tendered and not withdrawn, representing approximately 87% of the outstanding PMI common shares. All shares that were validly tendered and not withdrawn were accepted for purchase and paid for in accordance with the tender offer. An additional 247,765 shares, or approximately 1.4% of the outstanding PMI shares, had been tendered pursuant to notices of guaranteed delivery.

Pursuant to the terms of the merger agreement, Covidien Delaware Corp., a wholly owned subsidiary of Covidien, exercised its option to purchase newly issued shares from PMI at the tender offer price. This permitted Covidien Delaware Corp. to acquire sufficient shares to effect a short-form merger with and into PMI, which then became a wholly owned subsidiary of Covidien.

“The acquisition of Power Medical will expand our stapling product line and is consistent with our strategy to deliver innovative healthcare solutions that enable advanced surgical care,” said Scott Flora, President, Surgical Devices, Covidien. “As a pioneer in surgical stapling, we are committed to advancing healthcare technology to improve patient outcomes.”

ABOUT COVIDIEN

Covidien is a leading global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. Covidien manufactures, distributes and services a diverse range of industry-leading product lines in three segments: Medical Devices, Pharmaceuticals and Medical Supplies. With 2008 revenue of $10 billion, Covidien has more than 41,000 employees worldwide in 59 countries, and its products are sold in over 140 countries. Please visit www.covidien.com to learn more about our business.

CONTACTS:
Eric Kraus	Coleman Lannum, CFA
Senior Vice President	Vice President
Corporate Communications	Investor Relations
508-261-8305	508-452-4343
eric.kraus@covidien.com	cole.lannum@covidien.com

Bruce Farmer	Brian Nameth
Vice President	Director
Public Relations	Investor Relations
508-452-4372	508-452-4363
bruce.farmer@covidien.com	brian.nameth@covidien.com